UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact

November | 2022

Azul Announces Approval of Share Repurchase Plan

Repurchase will be intended to grant restricted preferred shares to its executives

Barueri/SP, November 10, 2022 - Azul S.A., "Azul" or “Company”, (B3:AZUL4, NYSE:AZUL), in compliance with article 33, item XXXV, of CVM Resolution No. 80, dated as of March 29, 2022, as amended, together with article 2, sole paragraph, item XV, of CVM Resolution No. 44, dated as of August 23, 2021, hereby notifies its shareholders and the market in general that, at the Meeting of the Board of Directors held on November 7, 2022, its directors approved the Repurchase Plan of up to 1,300,000 (one million and three hundred thousand) preferred shares issued by the Company, in accordance with paragraph 4 of article 157 of Law 6,404/76, as amended, and with CVM Resolution 77, dated as of March 29, 2022, according to the information contained in Exhibit I ("Repurchase Plan").

The Repurchase Plan is intended to fulfill a portion of the obligations assumed by the Company under the Restricted Stock Units Plans currently in effect and duly approved at the Company's Extraordinary Shareholders' Meetings held on June 30, 2014, and on June 19, 2020, as well as any other long-term incentive plans of the Company that have been or will be approved by the Shareholders' Meeting.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by flight departures and cities served, offers approximately 900 daily flights to more than 150 destinations. With a passenger operating fleet of more than 160 aircrafts and more than 13,000 crewmembers, the Company has a network of more than 300 routes. In 2020, Azul was awarded as the best airline in the world by TripAdvisor - the first time a Brazilian Flag Carrier was ranked as the number one in the Traveler’s Choice Awards. For more information, visit www.voeazul.com.br/ir.

Contacts:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Press Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

The contents of this material fact may include expectations about future events and results estimated by management. However, such projections are not guarantees of materialization and/or performance, given the risks and uncertainties inherent in the business environment. Such as the economic performance of the country, the global economy, the capital markets, regulatory aspects of the sector, governmental and competition issues, among other factors, in addition to the risks presented in the disclosure documents filed by Azul, subject to change without prior notice.

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Material Fact

November | 2022

EXHIBIT I

The Company, in compliance with the provisions of article 33, item XXXV of CVM Resolution No. 80, dated as of March 29, 2022, as amended, presents below the information required in "Exhibit G" of said Resolution:

Negotiation of Own Shares.

1.	Justify in detail the purpose and the expected economic effects of the operation;

The purpose of the Repurchase Plan, approved at the Board of Directors' Meeting held on November 7, 2022 ("Repurchase Plan"), is to comply with a portion of the Company's obligations under the Restricted Stock Units Plans currently in effect and duly approved at the Company's Extraordinary Shareholders' Meetings held on June 30, 2014, and on June 19, 2020, ("Restricted Stock Plan"), as well as any other long-term incentive plans of the Company that have been or will be approved by the Shareholders' Meeting.

2.	Inform the number of (i) outstanding shares and (ii) shares already held in treasury;

The Company has 328,198,227 outstanding preferred shares* and 89,998 preferred shares held in treasury.

* Considering the total number of preferred shares outstanding (335,617,908) less preferred shares held by the controlling shareholder (7,329,683) and preferred shares held in treasury (89,998).

3.	Inform the number of shares that may be acquired or sold;

Under the Repurchase Plan, the Company may acquire up to 1,300,000 (one million, three hundred thousand) preferred shares of its own issuance, representing up to 0.3961% of the outstanding preferred shares traded on the B3 S.A. - Brasil, Bolsa, Balcão ("B3") under the Trading Code "AZUL4".

4.	Describe the main characteristics of the derivative instruments that the company will use, if any;

Not applicable, because the Company will not use derivative instruments under the Repurchase Plan.

5.	Describe, if any, any existing voting agreements or guidelines between the company and the counterparty to the transactions;

Not applicable, because repurchases will occur at B3, without information about the counterparties.

6.	In the event of operations conducted outside organized securities markets, inform:

a.	the maximum (minimum) price at which the shares will be acquired (disposed of); and

Not applicable, because the acquisitions will occur at market prices.

b.   if applicable, the reasons that justify the realization of the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average quote, weighted by volume, in the 10 (ten) previous trading sessions;

Not applicable, as the acquisitions will occur at market prices.

7.  Inform, if any, the impacts that the negotiation will have on the composition of the share control or the administrative structure of the company;

Not applicable, because there will be no impact on Azul's shareholding control or administrative structure.

8.	Identify the counterparties, if known, and, in case of a party related to the company, as defined by the accounting rules that deal with this subject, as well as provide the information required by art. 9 of CVM Resolution No. 81, dated as of March 29, 2022;

Not applicable, since repurchases will occur at B3, without information about the counterparties.

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Material Fact

November | 2022

9.	Indicate the destination of the funds received, if applicable;

The Company will not earn funds since the acquired shares will be held in treasury to meet Azul’s obligations arising from the Restricted Stock Plans in the event of exercise by their respective beneficiaries. If the shares are used under other long-term incentive plans involving the exercise of stock options, this calculation will be made and the destination will be informed in due course.

10.	Indicate the maximum time limit for the settlement of authorized transactions;

Purchases under the Repurchase Plan may be made within a period of up to 18 (eighteen) months, as from November 7, 2022 to May 7, 2024.

11.	Identify institutions that will act as intermediaries, if any;

The purchase will be made through one or more of the following brokerage firms:

Bradesco S.A. CTVM - CNPJ: 61.855.045/0001-32

Av. Brigadeiro Faria Lima, 3064, 9th floor, Itaim Bibi, São Paulo/SP, Zip Code 04538-132

Itaú Corretora de Valores S.A. - CNPJ: 61.194.353/0001-64

Av. Brigadeiro Faria Lima, 3500, 3rd floor, Itaim Bibi, São Paulo/SP, Zip Code 04538-132

Legend Investimentos Agente Autônomo de Investimentos Ltda. - CNPJ: 39.250.396/0001-60

Av. Brigadeiro Faria Lima, nº 3900, Room 602, Edif. Pedro Mariz, Itaim Bibi, São Paulo/SP, Zip Code 04538-132

Santander Corretora de Câmbio e Valores Mobiliários S.A. - CNPJ: 51.014.223/0001-49

Av. Juscelino Kubitschek, 2041, E2235, 24th floor, Vila Nova Conceição, São Paulo/SP, Zip Code 04543-011

XP Investimentos Corretora de Câmbio, Títulos e Valores Imobiliários S.A. - CNPJ: 02.332.886/0011-78

Av. Brigadeiro Faria Lima, 3600, 10th floor, Itaim Bibi, São Paulo/SP, Zip Code 04538-132

12.  Specify the available resources to be used, pursuant to article 8, §1, of CVM Resolution No. 77 of March 29, 2022.

The acquisitions made under the Repurchase Plan will be supported by the Company's capital reserve of R$ 1,954,093,500.87, as verified in the Company's financial statements related to the 2nd quarter of 2022, disclosed on August 11, 2022. Additionally, the balance of retained earnings for the year may be used, as verified in the Company's financial information, to be disclosed during the Repurchase Plan term. The actual repurchase of the total number of shares under the Repurchase Plan will depend on the existence of available funds at the time of acquisition of the shares to comply with Article 8, item IV, of CVM Resolution No. 77, dated as of March 29, 2022.

13.  Specify the reasons why the members of the board of directors feel comfortable that the repurchase of shares will not jeopardize compliance with obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

The necessary amount to repurchase shares under the Repurchase Plan approved by the Company's Board of Directors represents a reduced percentage of the historical Company's cash flow. In addition, considering management's overall assessment of the Company's current financial condition, the members of the Board of Directors feel comfortable that the repurchase of shares (i) will not impair the fulfillment of obligations assumed by Azul, including those before their creditors and shareholders, as well as the payment of mandatory dividends; and (ii) is necessary to comply with the obligations assumed by the Company under the Restricted Stock Plan.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 11, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer